February 3, 2012

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WestMountain Index Advisor, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed February 1, 2012 File No. 333-176770

Dear Mr. Kluck:

WestMountain Index Advisor, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above referenced registration statement to 3:00 p.m. EST on February 6, 2012, or as soon as practicable thereafter.

The Registrant acknowledges that:
.
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

WestMountain Index Advisor, Inc.

/s/ Mark Scott

By: Mark Scott,
It’s Chief Financial Officer